SEC Regulations Committee
June 15, 2004 - Joint Meeting with SEC Staff
SEC Offices – Washington DC

<u>HIGHLIGHTS</u>

NOTICE: The AICPA SEC Regulations Committee meets periodically with the staff of the SEC to discuss emerging technical accounting and reporting issues relating to SEC rules and regulations. The purpose of the following highlights is to summarize the issues discussed at the meetings. These highlights have not been considered and acted on by senior technical committees of the AICPA, or by the Financial Accounting Standards Board, and do not represent an official position of either organization.

In addition, these highlights are not authoritative positions or interpretations issued by the SEC or its staff. The highlights were not transcribed by the SEC and have not been considered or acted upon by the SEC or its staff. Accordingly, these highlights do not constitute an official statement of the views of the Commission or of the staff of the Commission.

I.   ATTENDANCE

    A.   SEC Regulations Committee

            Jay Hartig, Chair
            Rusty Brinkman
            Jack Ciesielski
            Greg Clifton
            Melanie Dolan
            Karin French
            Dave Hinshaw
            Chris Holmes
            Jeff Lenz
            Scott Pohlman
            Leonard Weinstock
            Tom Weirich
            John Wolfson

    B.   Securities and Exchange Commission

            Office of the Chief Accountant

            Donald T. Nicolaisen, Chief Accountant
            Scott Taub, Deputy Chief Accountant
            Andrew Bailey, Deputy Chief Accountant
            Edmund Bailey, Senior Assistant Chief Accountant
            Jennifer Burns, Professional Accounting Fellow
            Cathy Cole, Associate Chief Accountant
            Len Jui, Assistant Chief Accountant
            Esmeralda Rodriguez, Associate Chief Accountant

Tony Lopez, Associate Chief Accountant

Nancy Salisbury, Professional Accounting Fellow
Pam Schlosser, Professional Accounting Fellow

Division of Corporation Finance

Carol Stacey, Chief Accountant
Craig Olinger, Deputy Chief Accountant
Louise Dorsey, Associate Chief Accountant
Todd Hardiman, Associate Chief Accountant
Joel Levine, Associate Chief Accountant
Leslie Overton, Associate Chief Accountant

Division of Enforcement

Susan Markel, Chief Accountant

Division of Investment Management

Brian Bullard, Chief Accountant
Toai Cheng, Assistant Chief Accountant

C.   AICPA

Lillian Ceynowa
Jeanne Parsons
Annette Schumacher Barr

D.   Guests

Bob Guido

II.   RECENT ORGANIZATIONAL AND STAFF CHANGES

A. Office of the Chief Accountant (OCA)

The staff provided the following update of personnel and organizational changes in OCA:

- Three new Professional Accounting Fellows (PAFs) began with the staff on June 14, 2004.
- OCA is close to posting a position for an XBRL specialist. In addition, OCA is looking for new staff members with valuation expertise.
- A new position for an additional Deputy Chief Accountant has been approved. The new deputy will deal with international issues.

B. Division of Corporation Finance

Carol Stacey provided the following update of personnel changes in the Division of Corporation Finance:

- The Division currently employs 180-190 accountants.
- Approximately 50 positions remain open and many of these positions are in process of being filled.
- The Division announced an internal change to its structure: the Division will create accounting and legal Branch Chief positions within each of the eleven industry groups. All of the Branch Chief positions will be filled by existing Division personnel. The Branch Chiefs will manage the accountants in their branches and act as reviewers.
- The Division is in the process of interviewing for two vacant Senior Assistant Chief Accountant (SACA) positions in its Computers and On-line Services and Electronics and Machinery industry groups.
- The Division's Chief Accountant's Office will add three staff members to its office at the Associate and/or Assistant Chief Accountant level.

C. Division of Enforcement

Susan Markel stated that the Enforcement Division also continues to hire additional accountants:

- The Division is attempting to fill several open positions
- The Division maintains 100 accounting personnel nationwide, 39 of which work out of the SEC's Headquarters in Washington.
- An Assistant Chief Accountant position remains open in the Division.

D. Division of Investment Management (IM)

Brian Bullard stated that IM has 10 accountants. There are no vacant positions at this time.

III. STATUS UPDATES

A. Office of the Chief Accountant

- Don Nicolaisen stated that the SEC is supportive of the FASB's efforts regarding its share-based payment exposure draft and is hopeful that the FASB can proceed uninhibited from outside pressures.

B. Division of Corporation Finance Update

- The staff in the Division are continuing to work through 2003 Form 10-K reviews with a concentration on large cap companies. In addition, the staff has also added foreign issuers as a concentration.

- The staff indicated that it is considering issuing additional guidance on MD&A in the form of an "MDA outline." No final decisions have yet been made.
- The staff is planning to update the Staff Training Manual (2000 edition) and the Accounting and Disclosure Issues Outline.

C.   **Division of Enforcement Update**

Susan Markel provided the following update of activity in the Division of Enforcement:

- The Division is operating at "full throttle" with a full pipeline of enforcement cases (many received from whistleblower letters and referrals). The goal of the enforcement staff is to "get in front" of massive frauds before they escalate.
- Susan Markel discussed a recent Business Week article (June 21, 2004) and stated that the article provides a good summary of the current status of the Division.
- Revenue recognition continues to be an area of concentration in enforcement cases. The staff is also working on industry specializations.

IV. NEW ISSUANCES/RELEASES

A. Carol Stacey noted that the Commission issued proposed rules related to Asset-Backed Securities on May 3, 2004. The comment period on the proposal ends July 12, 2004.

B. Scott Taub stated the Joint Interagency Statement on Sound Practices Concerning Complex Structured Finance Activities was issued. This release is aimed at banking institutions. Comments are due June 18. *[Note: Subsequent to the meeting, the deadline for comments was extended to July 19, 2004.]*

V. OTHER PROJECTS/ISSUES

A. PCAOB Standard No. 2

As of the meeting date, the commission was in process of voting to approve the standard. In addition, the SEC is currently in process of drafting a Frequently Asked Questions (FAQ) document to provide additional guidance. The staff expects to issue the FAQ in the very near future. Some of the issues the FAQ is expected to address include:

- Management's responsibilities for documenting and testing internal controls over financial reporting;
- Scoping late period acquisitions in or out of internal controls over financial reporting requirements; and
- Material changes in internal controls and S-K Item 308(c)

disclosures.

Regarding material changes in internal controls and S-K Item 308(c) disclosures, the committee noted that beginning in the first annual period subsequent to the issuance of the initial 404 report, in conjunction with the SAS 100 procedures, independent registered public accounting firms will be required to assess the adequacy of the registrant's S-K Item 308 disclosures. Accordingly, a significant practice issue is what is the materiality threshold to determine whether a change in internal controls is material? One example set forth by the committee involved a situation in which a registrant makes an upgrade to an existing functioning system. The question is whether the upgrade constitutes a material change (i.e. the system was appropriately functioning prior to and subsequent to the upgrade). The Committee encouraged the staff to clarify in the expected FAQ that such an upgrade could constitute a material change. The staff commented that they would expect to see disclosure of material changes, even if the changes were made in the absence of a deficiency. The staff further commented that firms will be required to use judgment to assess whether a material change has occurred.

B. Securities Act Reform

Carol Stacey noted that the Division of Corporation Finance is working on a Securities Act reform proposal.

C. Compilation of SEC Regulations Committee Meeting Highlights

Mr. Hartig noted that the Committee has "started the ball rolling" on a project that would compile the highlights of previous joint meetings of the AICPA SEC Regulations Committee and the SEC staff into a searchable (by subject or topic) database. The current rough draft of the compilation approximates 170 pages. In the April 8, 2004 meeting, Mr. Hartig asked the staff if they would be interested in providing comments on the document. In this June 15, 2004 meeting, the staff agreed that a compendium of highlights would be a beneficial document and stated that it is willing to participate. The committee noted that it hopes to have a draft to the staff for review by the September 2004 Joint Meeting.

D. Update on the Interaction between the Full Cost Method of Oil and Gas Accounting and FAS 143 (Discussion Document Q – April 8 Meeting)

The staff noted that to date, one firm has provided comments on the draft of Discussion Document Q. The staff remains open to receiving comments and feedback from the Committee's firms but is prepared to go forward with the issuance of a Staff Accounting Bulletin in the near future.

E. Effects of Accelerated Reporting Requirements on FAS 87 and 106 Change in Measurement Dates

The Committee solicited the staff's reaction to registrants considering changing the measurement date to an earlier date in order to comply with the upcoming 60 day accelerated filer deadlines for Form 10-K. Carol Stacy indicated that changes in measurement date have historically been rare, but the staff is sensitive to the timing issue. (Note: Subsequently the 75 day deadline for Form 10-Ks was extended for another year.) She commented that such a change remains a preferability issue (i.e. registrants must demonstrate support for such a change). The staff added that a short (e.g., 30 day) change (i.e. from December 31 to November 30, for calendar year-end registrants) versus a longer (e.g., 90 day) change would not change the staff's view.

F.   Form 11-K Reporting

The Committee noted that a current practice issue has arisen relating to Form 11-K reporting. Specifically, the Department of Labor (DOL) has stated it will not accept audit reports that reference PCAOB standards yet the SEC requires such reference. The staff will discuss the issue with the DOL and communicate the results of its discussion to the Committee. (Subsequently, the Center for Public Company Audit Firms discussed this matter with the staff of the PCAOB and SEC. The SEC and PCAOB staff concluded that auditors should not refer to generally accepted auditing standards in reports filed in Form 11-Ks. This was communicated in an announcement from the Center for Public Company Audit Firms dated June 26, 2004.)

G.   Follow-Up Question on Determining Section 404 Reporting Requirements When a Registrant Changes its Fiscal Year-End (Discussion Document E; April 8, 2004 Joint Meeting)

The Committee asked a follow-up question to the 404 issues discussed in the April 8, 2004 Joint Meeting (Discussion Document E). The question involves a scenario where a calendar year-end company has historically been a voluntary filer (perhaps due to an indenture requirement), completes and has a registration statement declared effective prior to June 30, 2004 and whose market capitalization is greater than $75 million at June 30, 2004. Is that company deemed to be an accelerated filer and subject to 404 reporting at December 31, 2004?

Carol Stacey responded that the voluntary filer period should not be considered as part of the 12 consecutive month period in its assessment described in the Exchange Act Rule 12b-2 to determine compliance with the management report on internal control over financial reporting requirement and the related registered public accounting firm report requirement in Items 308(a) and (b) of Regulations S-K and S-B.

VI.   CURRENT PRACTICE ISSUES

NOTE: Section VI.A. was amended on June 17, 2005.

A. Clarification of PCAOB registration requirements and reports to which Standard No. 1 applies

Background: On May 10, 2004, the Commission approved PCAOB Auditing Standard No. 1, *References in Auditors' Reports to the Standards of the Public Company*

Accounting Oversight Board, and the Standard took effect on May 24, 2004. The Standard requires an auditor, in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB, to refer to standards of the PCAOB, rather than GAAS, in his/her report.

Question 1: Should audit reports filed with the Commission on the financial statements of entities that are not issuers reflect the revised report wording, and are independent public accounting firms issuing such reports required to be registered with the PCAOB?

Discussion: The discussion in Section II.C. of Release 34-49528 indicates that the Standard applies to audits of issuers. [1] It states (underlining added) "the PCAOB has adopted … PCAOB Rule 3100, which requires registered public accounting firms to comply with all applicable auditing and related professional practice standards of the PCAOB in connection with the preparation and issuance of audit reports <u>on the financial statements of issuers</u>. Accordingly, audit reports <u>on the financial statements of issuers</u> must now comply with - and under Auditing Standard No. 1 auditors must state that they performed the audit in accordance with - the standards of the PCAOB."

Commission rules may require or permit the filing of audit reports on a number of entities that are not issuers. Examples include:

- Consolidated subsidiaries [2]
- Equity method investees
- Collateral entities
- Predecessors
- Targets
- Acquired Businesses

The following schedule outlines the committee's comments regarding this discussion document:

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[1] PCAOB Rule 1001 states, "The term 'issuer' means an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of that Act, or that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn." That definition of 'issuer' is also provided in Section 2(a)(7) of the Sarbanes-Oxley Act of 2002.

[2] PCAOB Release No. 2003-025 comments on audit reports on financial statements of subsidiaries issued by auditors other than the principal auditor. It states that regardless of whether the principal auditor refers to the work of the other auditor, both auditors must comply with the standards of the PCAOB. See also SEC Release No. 34-49708.

	General Guidelines Entities for which audit report on the financial statements is included in document filed with SEC:	Auditor's report on financial statements in current filing must be issued by a public accounting firm registered with the PCAOB?(1)	Auditor's report on financial statements must refer to PCAOB standards? (2)
1	Issuer (3)	Yes	Yes
2	Entity that has filed a registration statement in an IPO	No (4)	Yes
3	Non-issuer subsidiary, division, or segment of issuer for which other auditor's report is included in SEC filing due to reference by principal auditor to other auditors(s)	(5)	Yes (6)
4	Non-issuer entity whose financial statements are filed to satisfy S-X Rule 3-05 or 3-14	No	No
5	Non-issuer entity whose financial statements are included in proxy or Form S-4/F-4 as target	No	No
6	Non-issuer entity whose financial statements are filed to satisfy S-X Rule 3-09 or 3 -16		
a)	■ No reference to other auditor's report by issuer's auditor	(5)	No (7)
b)	■ Reference to other auditor's report by issuer's auditor	(5)	Yes (6)
7	Subsidiary–guarantor whose separate financial statements are filed to satisfy S-X Rule 3-10	Yes (8)	Yes
8	Employee benefit plan filing Form 11-K	Yes (8)	Yes

(1) – This guidance is applicable to audit reports issued or dual dated with latest date after 10/21/03 (or 7/18/04 for foreign auditors).

(2) – This guidance is applicable to audit reports issued or reissued on or after May 24, 2004.

(3) – The term 'issuer' means an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of that Act, or that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933. See Section 2(a)(7) of the Sarbanes Oxley Act and PCAOB Rule 1001.

 (4) –The financial statements that are filed with an initial registration statement need not be audited by a registered firm. Once the company has filed a registration statement, however, it is an "issuer" and any subsequent or restated financial statements must be audited by a registered firm.

(5) – The auditor of the financial statements of the non-issuer entity must be registered if, in performing the audit, the auditor played a "substantial role" in the audit of the issuer, as that term is defined in PCAOB Rule 1001(p)(ii). If the "substantial role" test is not met, the firm is not required to be registered.

(6) - Rule 2-02 of Regulation S-X requires that the auditor's report state whether the audit was conducted in accordance with GAAS. In Release No. 34-49708, the SEC stated that "references in Commission rules…to GAAS or to specific standards under GAAS, *as they relate to issuers*, should be understood to mean the standards of the PCAOB plus any applicable rules of the Commission" (emphasis added). In the situation identified in the chart above, the view of the SEC staff is that the reference to GAAS in Rule 2-02, as applied to the other auditor's report, does "relate to an issuer" for purposes of Release No. 34-49708 and that, therefore, the other auditor's report must refer to the standards of the PCAOB.

(7) – Even though the other auditor's report is not required to refer to the standards of the PCAOB, if the issuer's auditor uses the work of the other auditor, that audit work must be performed in accordance with the standards of the PCAOB.

(8) – The entity is itself an issuer and so must comply with issuer rules.

B. Accelerated filer status and 404 reporting for SEC registrant subsidiaries of an SEC registrant parent.

Facts: Company X is an SEC registrant with common stock traded on the New York Stock Exchange. Company X is an accelerated filer under Rule 12b-2. Company X owns 100% of the equity of Subsidiary Z. Subsidiary Z has issued debt registered with the SEC and files periodic reports under Section 15(d) of the Exchange Act. Both Company X and Subsidiary Z are calendar year-end companies.

Question 1: Should Company X's status as an accelerated filer be "pushed down" to Subsidiary Z?

View A: No. Each reporting company should make its own assessment of its status as an accelerated filer based on the criteria set forth in Exchange Act Rule 12b-2.

View B: Yes. All companies within a consolidated group should have the same accelerated filer status.

Committee Recommendation: The committee supports View A by analogy to the language from Release 33-8128 which states:

> However, in response to the concerns of commenters, separate financial statements of subsidiaries not consolidated and 50% or less owned persons required by Rule 3-09 of Regulation S-X will not be accelerated for inclusion in a company's annual report on Form 10-K if the subsidiary or 50% or less owned person is not an accelerated filer. Companies will be able to file these financial statements by amendment within the existing time periods.

Based on the above, it appears that the Commission did not intend to impose the accelerated filer status of a parent company on its subsidiaries.

Staff Response: The staff takes View A.

Question 2: When is Subsidiary Z first required to comply with the requirements of Items 308(a) and (b) of Regulation S-K?

View A: Subsidiary Z is first required to comply with the requirements of Items 308(a) and (b) of Regulation S-K in connection with its annual report on Form 10-K for the year ended December 31, 2005.

View B: Due to the fact that Company X is required to comply with the requirements of Items 308(a) and (b) of Regulation S-K in connection with the filing of its annual report on 10-K for the year ended December 31, 2004, Subsidiary Z (and any other consolidated subsidiary SEC registrants of Company X) must also comply with those requirements in its annual report on Form 10-K for the year ended December 31, 2004.

Committee Recommendation: Consistent with the Committee's support of View A in Question 1, the Committee supports View A in Question 2 because Subsidiary Z does not meet the definition of an accelerated filer. This view is supported by the language from Release 33-8392 which states (in part):

A non-accelerated filer must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2005.

The committee believes that the answer would be same whether the subsidiary and the parent file their periodic reports on a combined basis or separately (i.e. certain public utility entities).

Staff Response: The staff takes View A, however, Company X will need to consider Subsidiary Z in its application of S-K Item 308 requirements. In addition, the staff concurred with the committee that answer would be same whether the subsidiary and the parent file their periodic reports on a combined basis or separately (i.e. certain public utility entities).

C. Determining accelerated filer status for companies that were previously subsidiaries of an SEC registrant

Facts: Company X is an SEC registrant with common stock traded on the New York Stock Exchange. Company X is an accelerated filer under Rule 12b-2. Company X owns 100% of the equity of Spinco. Spinco has never made any filings with the SEC on a stand-alone basis. In June 2004, Company X completed the pro-rata distribution (a spin-off) of 100% of its investment in Spinco to its shareholders. Concurrent with the spin-off, Spinco registered its stock (which is also traded on the New York Stock Exchange) under the '34 Act on Form 10. At June 30, 2004, the aggregate market value of Spinco's voting and non-voting common equity held by non-affiliates was $1 billion.

Question: **Should Company X's status as an accelerated filer be "pushed down" to Spinco?**

View A: No. Spinco should make its own assessment of its status as an accelerated filer based on the criteria set forth in Exchange Act Rule 12b-2.

View B: Yes. All companies within a consolidated group should have the same accelerated filer status and therefore Spinco would retain accelerated filer status after its spin-off (unless it was eligible to use small business issuer forms).

Committee Recommendation: The committee supports View A. Although the committee recognizes that Company X's '34 Act reporting history might (under certain circumstances described in Staff Legal Bulletin #4) be considered by Spinco in determining its eligibility to use Form S-3, the committee does not believe that this accommodation should be considered when determining whether or not Spinco meets the definition of an accelerated filer. As of December 31, 2004, Spinco (as a stand alone entity) had not been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for 12 months and Spinco had not filed an annual report pursuant to Section 13(a) or 15(d) of the [Exchange] Act. The absence of either of these criteria means that Spinco does not meet the definition of an accelerated filer. Accordingly, the committee believes that Spinco should not be considered an accelerated filer as of December 31, 2004 and its 2004 10-K would not need to comply with the requirements of Items 308(a) and (b) of Regulation S-K.

The committee also supports View A in the case of a separation transaction effected in the form of an offering of Spinco's stock for cash by either Company X or Spinco (registered on Form S-1).

Staff Response: The staff takes View A, however, it would look out for abusive situations by registrants attempting to avoid accelerated filer status (i.e. a spin-off of almost 100% of the company).

D. Applying Section 404 Reporting Requirements to S-X Rule 3-10

Background: Guarantees of securities are securities themselves for purposes of the Securities Act. Therefore, a Securities Act registration statement must include both financial and non-financial information about the issuer of the guaranteed security as well as any guarantors. This causes both issuers and guarantors of securities registered under the Securities Act to become subject to the periodic reporting requirements under Section 15(d) of the Exchange Act unless specifically exempted under Rule 12h-5. Consequently, a subsidiary issuer or subsidiary guarantor would be required to include a report of both management and the independent auditor on internal control over financial reporting ("404 Report") in its Form 10-K, unless the exemption of Rule 12h-5 applies.

Rule 12h-5 exempts from Exchange Act reporting:

(1)   subsidiary issuers or subsidiary guarantors permitted to omit financial statements by paragraphs (b) through (f) of Rule 3-10; and

(2)   recently acquired subsidiary issuers or subsidiary guarantors that would be permitted to omit financial statements by paragraphs (b) through (f) of Rule 3-10, but are required to provide pre-acquisition financial statements under paragraph (g) of that rule.

Furthermore, Release 33-7878, *Financial Statements of Periodic Reports for Related Issuers and Guarantors,* dated August 15, 2000 indicates that parent companies that provide the modified financial information pursuant to paragraphs (b) through (f) of Rule 3-10, need not provide the non-financial disclosures required by the periodic form for the subsidiary issuer or subsidiary guarantor unless the securities laws otherwise require the disclosure of such information.

Question: If a subsidiary issuer or subsidiary guarantor is exempt from Exchange Act reporting pursuant to Rule 12h-5, must the consolidated parent company's Form 10-K include a separate 404 Report for both the consolidated parent company and the subsidiary issuer or subsidiary guarantor?

View A – The Form 10-K only must include a 404 Report for the consolidated parent company. The information required to be furnished by Item 9A of Form 10-K only applies to the registrant (i.e., the consolidated parent company). In addition, since the 404 Report is a non-financial disclosure requirement of Form 10-K, a separate 404 Report is not required for any subsidiary issuer or subsidiary guarantor.

View B – Notwithstanding the relief under Rule 3-10 regarding filing separate financial statements, the Form 10-K must include a separate 404 Report for both the consolidated parent company and the subsidiary issuer or subsidiary guarantor. The information required to be furnished by Item 9A of Form 10-K applies to each issuer (i.e., the consolidated parent company as well as the subsidiary issuer or subsidiary guarantor).

Committee Comment: The Committee supports View A

Staff Response: The Staff takes View A.

E. Accelerated Filer Status After Filing Form 15

Facts 1: An accelerated filer registrant with one registered class of equity securities (the "Company") completes a going private transaction, and files a Form 15 to suspend reporting under the Exchange Act and de-register its equity securities. The Company thus ceases to be a reporting company pursuant to Section 13 or 15(d) of the Exchange Act. The Company subsequently registers debt securities and resumes periodic reporting under the Exchange Act.

<u>**Question 1:**</u> **Is the Company still considered an accelerated filer upon resumption of Exchange Act reporting?**

Discussion: Exchange Act Rule 12b-2 defines an accelerated filer as an issuer that meets the following 4 tests as of the end of its fiscal year:
1.	The aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer is $75 million or more;
2.	The issuer has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months;
3.	The issuer has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act; and
4.	The issuer is not eligible to use Forms 10-KSB and 10-QSB for its annual and quarterly reports.

Paragraph (2)(ii) of Rule 12b-2 further states: "Once an issuer becomes an accelerated filer, it will remain an accelerated filer unless the issuer becomes eligible to use Forms 10-KSB and 10-QSB for its annual and quarterly reports. In that case, the issuer will not become an accelerated filer again unless it subsequently meets the conditions in paragraph (1) of this definition."

View A – Because the Company did not become eligible to use Forms 10-KSB and 10-QSB prior to filing Form 15 and suspending its duty to report under the Exchange Act, the Company remains an accelerated filer for purposes of any subsequent Exchange Act reports. Accordingly, its first periodic report after resuming Exchange Act reporting is due within the accelerated reporting deadlines.

View B – The Company must re-assess its status under the Accelerated Filer definition upon re-entry to the Exchange Act reporting system. It does not retain its accelerated filer status prior to the suspension of its Exchange Act reporting obligations. The accelerated filer definition in Exchange Act Rule 12b-2 clearly contemplates an issuer with a continuous reporting obligation under Section 13(a) or 15(d) of the Exchange Act.

Such an issuer that becomes eligible to file small business issuer forms would cease to be an accelerated filer. Accordingly, it would seem logical to conclude that an issuer that has ceased to have any public reporting obligations would not remain an accelerated filer upon any resumption of Exchange Act reporting. Further, View A would result in the Company having Exchange Act reporting obligations that are inconsistent with the reporting timelines for all other issuers of only publicly registered debt securities (that would not meet the accelerated filer definition).

Committee Comment: The Committee supports View B

Staff Response: The staff takes View B, however, would look out for abusive situations by registrants attempting to avoid accelerated filer status. The staff indicated that it looks at the filing status of the registrant as of the date of the Form 15 filing.

Facts 2: At the time the Company files Form 15 to suspend reporting under the Exchange Act for its equity securities (either through a going private transaction or otherwise becoming eligible to suspend reporting related to its equity securities), the Company also has outstanding publicly registered debt securities for which reporting under the Exchange Act continues to be required.

Question 2: Is the Company still considered an accelerated filer after it files the Form 15 to suspend reporting related to its equity securities?

View A – Unless the Company becomes eligible to use Forms 10-KSB and 10-QSB, the Company remains an accelerated filer for purposes of its Exchange Act reports, including those required by the outstanding publicly registered debt securities.

View B – Notwithstanding the literal application of the accelerated filer definition, a company with only publicly registered debt securities should not have to comply with accelerated reporting deadlines, even if it previously had common equity public float exceeding $75 million. FR-63 exempts from the definition of accelerated filer "companies that do not have common equity public float," which would encompass 'debt only' issuers. Following the filing of Form 15 with respect to its class(es) of common equity, the common equity public float test ceases to be relevant for purposes of determining a company's periodic reporting deadlines. View A would result in the Company having Exchange Act reporting obligations that are inconsistent with the reporting timelines for all other issuers of only publicly registered debt securities (that would not meet the accelerated filer definition).

Committee Comment: The Committee supports View B

Staff Response: The staff takes View A because that view is consistent with the language of the rule. However, the staff further commented that registrants that find themselves in this situation should contact the Office of Chief Counsel in the Division of Corporation Finance for further discussion..

Facts 3: Same facts as Question 2, however, the Company files the Form 15 to suspend reporting under the Exchange Act for both its equity and debt securities.

Question 3: Is the Company still considered an accelerated filer if it voluntarily continues to file reports under the Exchange Act?

View A – Because the Company did not become eligible to use Forms 10-KSB and 10-QSB prior to the suspension of its duty to file on Form 15, the Company remains an accelerated filer for purposes of any subsequent Exchange Act reports it files.

View B – The accelerated filer definition in Exchange Act Rule 12b-2 clearly contemplates an issuer with a current reporting obligation under Section 13(a) or 15(d) of the Exchange Act. Accordingly, a voluntary filer should never be subject to the accelerated reporting deadlines, notwithstanding its status as an accelerated filer prior to filing Form 15 and suspending its Exchange Act reporting obligations. Instead, any Exchange Act reports filed voluntarily should be filed within the normal reporting deadlines.

Committee Comment: The Committee supports View B

Staff Response: The staff takes View A. However, see the response to Question 2 above.**.**

F. Application of S-X Rule 3-10(g) Regarding Non-Guarantor Subsidiaries of Acquired Company Subsidiaries

Background

S-X Rule 3-10(g) states that the Securities Act registration statement of a parent company must include the financial statements of a recently acquired guarantor subsidiary if 1) the subsidiary has not been included in the audited consolidated results of the parent for at least nine months of the most recent fiscal year and 2) the subsidiary meets a quantitative threshold (as defined in S-X 3-10(g)(1)(ii)). Instruction 3 to S-X Rule 3-10(g)(1) indicates that acquisitions of a group of subsidiary issuers or subsidiary guarantors that are related (as defined) prior to their acquisition shall be aggregated for purposes of applying the quantitative test.

As such, assume in December 2003, acquirer Company A purchases Company B, both calendar year-end companies. Company B, an operating company, has 3 subsidiaries (subsidiaries C, D and E) and Subsidiary C has one subsidiary F. Subsidiary F's revenue historically accounted for approx. 60% of Company B's consolidated revenue.

In June 2004, Company A files a registration statement on Form S-3 for the sale of debt securities. Company B's direct subsidiaries (C, D and E) will guarantee the debt, however, subsidiary F is not a guarantor. The quantitative test under S-X 3-10(g) is performed as follows: subsidiary C = 45%, subsidiary D = 18%, and subsidiary E = 15%

FRR 55 Appendix B, Question #5 states that because the acquisitions are related, their individual significance levels should be aggregated and since the aggregate purchase price exceeds 20% of the principal amount of the debt being registered and the subsidiaries were under common control or management before their acquisition, combined financial statements may be presented. As such, Company A could (and does for purposes of this discussion document) include audited combined consolidated financial statements of subsidiaries C, D and E for the year ended December 31, 2002 and the unaudited financial statements for the nine-months ended September 30, 2003 and 2002.

Question 1
Assuming Company B is not a guarantor subsidiary of Company A, how should subsidiary F, a non-guarantor subsidiary of subsidiary C, be accounted for or disclosed in the combined financial statements of subsidiaries C, D and E?

Discussion
Neither S-X 3-10(g) nor FRR 55 provides guidance regarding the presentation of non-guarantor subsidiaries in combined subsidiary financial statements. S-X 3-10(i)(5)(i) states that in preparing "condensed consolidating financial information" required by paragraphs (c), (d), (e) and (f) of S-X 3-10, non-guarantor subsidiaries of subsidiary issuers or subsidiary guarantors should be presented under the equity method of accounting.

View A
Company A should include the audited combined financial statements of subsidiaries C, D and E without separate accounting or presentation of subsidiary F (i.e. subsidiary F should be presented on a consolidated basis with subsidiary C). This view would follow the guidance of S-X 3-10(g).

View B
Company A should include the audited combined financial statements of subsidiaries C, D and E with subsidiary F presented under the equity method of accounting. This view is supportable by analogy to the instructions outlined in S-X 3-10(i).

View C
Company A should include the audited combined financial statements of subsidiaries C, D and E (subsidiary F should be presented on a consolidated basis with subsidiary C) with separate disclosure of condensed combining financial information showing the non-guarantor subsidiary F in a similar fashion to the presentation described in S-X 3-10(i)(5). This view is also supportable by analogy to the condensed consolidated financial information exceptions outlined in S-X 3-10 (c), (d), (e) and (f).

Committee Comment
The committee supports View C. View A does not provide an investor with useful financial information regarding the guarantor subsidiaries. Although View B presents the investor with useful information, there is no basis under GAAP to present subsidiary F as an equity investment in the audited financial statements.

Staff Response: The staff takes View C.

Question 2
Assume the same facts as Question 1, however, Company B is a holding company with no independent assets or operations. What financial statements would be included in Company A's registration statement?

View A
Same financial statements as those outlined in View A of Question 1.

View B

Same financial statements as those outlined in View B of Question 1.

View C
Same financial statements as those outlined in View C of Question 1.

View D
Company A should include the audited consolidated financial statements of Company B with separate disclosure of condensed combining financial information showing the guarantors (subsidiaries C, D and E) and non-guarantor (subsidiary F) in a similar fashion to the presentation described in S-X 3-10(i)(5).

Committee Comment
Consistent with Question 1, the committee supports View C.

Staff Response: The staff takes View C. Regarding View D, the staff commented that S-X Rule 3-10(g) does not permit the substitution of non-guarantor subsidiary financial statements for guarantor financial statements because investors could not enforce a legal claim against a non-guarantor subsidiary.

Question 3
Assume the same facts as Question 1, however, Company B is also a guarantor and subsidiaries D and E are non-guarantors. What financial statements would be included in Company A's registration statement?

View A
Company A should include the audited consolidated financial statements of Company B with separate disclosure of condensed consolidating financial information showing the guarantor (subsidiary C) and non-guarantors (subsidiaries D, E and F) in a similar fashion to the presentation described in S-X 3-10(i)(5).

View B
Company A should include the audited consolidated financial statements of Company B with separate disclosure of condensed consolidating financial information showing the guarantor (subsidiary C) and non-guarantors (subsidiaries D, E and F) similar to the presentation described in S-X 3-10(i)(5) and, separately, the audited financial statements of subsidiary C (as subsidiary C alone meets the quantitative test under S-X 3-10(g)). This view would follow the guidance of S-X 3-10(g).

Committee Comment
The committee supports View A.

Staff Response: The staff takes View A.

G. Application of S-K Item 302(a), *Selected Quarterly Financial Data*, **to a Private Company in a Form S-4**

Background: Item 17 of the instructions to Form S-4 states, in part: (b) If the company being acquired is not subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act; or, because of Section 12(i) of the Exchange Act, has not furnished an annual report to security holders pursuant to Rule 14a-3 or Rule 14c-3 for its latest fiscal year; furnish the information that would be required by the following if securities of such company were being registered…(4) Item 302 of Regulation S-K, supplementary financial information.

S-K Item 302(a) states that registrants specified in paragraph (a)(5) of this Item shall provide disclosure of net sales, gross profit, income (loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income (loss), and net income (loss) for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or required to be included by Article 3 of Regulation S-X. Paragraph (a)(5) of S-K Item 302 states that the requirement to present quarterly financial data applies to any registrant, except a foreign private issuer, that has securities registered pursuant to sections 12(b) (other than mutual life insurance companies) or 12(g) of the Exchange Act.

The conclusion to Issue B at the March 2001 SEC Regulations Committee Meeting states that a company is not required to furnish quarterly financial data information pursuant to S-K Item 302(a) in its initial registration statement. This conclusion was based on the guidance in paragraph (a)(5) of S-K Item 302, that is, since the company does not have any securities registered under sections 12(b) or 12(g) of the Exchange Act until the initial registration statement is declared effective, it is exempt from the disclosure requirements of Item 302.

Discussion: It is not clear whether S-K Item 302 quarterly financial data information is required to be furnished in a Form S-4 for a private company that is being acquired by a registrant.

Questions:

1)   Is S-K Item 302 quarterly financial data information required to be furnished in a Form S-4 for a private company that is being acquired by a registrant?

View A – No. Paragraph (a)(5) of S-K Item 302 states that a company that does not have securities registered pursuant to sections 12(b) or 12(g) of the Exchange Act is exempt from the requirement to furnish quarterly financial data information. Also, for the reasons stated above, there should be no difference between the requirements for a Form S-1 filing and a Form S-4.

View B – Yes. Disclosure of quarterly financial data information is required pursuant to S-K Item 302 notwithstanding the fact that the company being acquired is a private company.

Staff Response: The staff takes View B. The staff commented that the instructions to Form S-4 are different than the instructions to Form S-1 and require presentation of such quarterly financial data. However, registrants should contact the staff if presentation of such data is impracticable as is sometimes permissible under Regulation MA.

H. Application of S-X Rule 3-11, *Financial Statements of an Inactive Registrant*, in Interim Periods

Background: S-X Rule 3-11 states that the financial statements of an inactive registrant required by Article 3 of Regulation S-X for purposes of reports pursuant to the Securities Exchange Act of 1934 may be unaudited. An inactive registrant is defined as an entity that meets all of the following conditions:
a)   Gross receipts from all sources for the fiscal year are not in excess of $100,000;
b)   The registrant has not purchased or sold any of its own stock, granted options, or levied assessments upon outstanding stock;
c)   Expenditures for all purposes for the fiscal year are not in excess of $100,000;
d)   No material change in the business has occurred during the fiscal year, including any bankruptcy, reorganization, readjustment or succession or any material acquisition or disposition of plants, mines, mining equipment, mine rights or leases; and
e)   No exchange upon which the shares are listed, or governmental authority having jurisdiction, requires the furnishing to it or the publication of audited financial statements.

Discussion: It is not clear how S-X Rule 3-11 applies to the review requirement for interim financial statements included in quarterly reports on Form 10-Q of a registrant who met the definition of an inactive registrant as of the end of its most recently completed fiscal year on file with the SEC or a registrant that does not meet the definition of an inactive registrant as of the end of its most recently completed fiscal year on file with the SEC but expects to meet the definition of an inactive registrant at the end of the current fiscal year.

Questions:

1)   **As of the latest fiscal year filed with the Commission, a registrant meets all of the conditions in S-X Rule 3-11 for an inactive registrant. Are interim financial statements included in subsequent quarterly reports on Form 10-Q of an inactive registrant required to be reviewed by an independent registered public accountant prior to filing?**

View A – Yes. S-X Rule 10-01(d) states that prior to filing, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent registered public accountant. Since there is no exception to this requirement in Rule 10-01(d) or Rule 3-11, quarterly reviews are required for all registrants, both active and inactive.

View B – No. Although there is no specific exception provided in Rule 10-01(d) or Rule 3-11, the basis and rationale of the Commission for requiring a review of interim financial statements, as described in the adopting release, do not appear to apply to an inactive registrant. Furthermore, a requirement for quarterly reviews of interim financial statements does not seem appropriate when annual financial statements for the same fiscal year may be unaudited.

Staff Response: The staff takes View A. In addition, the staff commented that as a practical matter the staff would not spend much effort pursuing the quarterly reviews in these circumstances. However any issue in this regard should be written in.

2) **A registrant does not meet the definition of an inactive registrant as of the end of its most recently completed fiscal year on file with the SEC but expects to meet the definition of an inactive registrant at the end of the current fiscal year. If interim financial statements of an inactive registrant are not required to be reviewed by an independent registered public accountant, are the interim financial statements of an active registrant that expects to meet the definition of an inactive registrant at the end of its current fiscal year required to reviewed?**

View A – No. If an active registrant expects to meet the definition of an inactive registrant at year-end, interim financial statements for the current fiscal year are not required to be reviewed by an independent registered public accountant. However, if the registrant ultimately does not qualify as an inactive registrant at year-end, amended Forms 10-Q which contain interim financial statements that have been reviewed by an independent registered public accountant must be filed for each quarter.

View B – Yes. The assessment as to whether a registrant meets the definition of an inactive registrant is performed on an annual basis only. Therefore, interim financial statements of an active registrant are required to be reviewed by an independent registered public accounting firm, even if the registrant expects to meet the definition of an inactive registrant at year-end, until the registrant meets the definition for an inactive registrant for its most recently completed fiscal year filed with the SEC.

Staff Response: The staff indicated that this question was no longer relevant given the response to question 1. The answer to question 2 would be View B (of question 2).